Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2011	2012	2013	2014	2015	2016	2015
Net income	$6,858	$7,890	$40,139	$253,518	$262,570	$51,314	$40,716
Income tax (benefit) expense	5,542	8,242	22,841	(110,092)	22,058	2,307	2,008
Fixed charges	239,842	227,520	221,584	182,472	179,881	51,944	44,206

Earnings	252,242	243,652	284,564	325,898	464,509	105,565	86,930

Interest expense, Net	170,524	156,762	146,112	105,152	98,399	30,067	24,530
Rents under leases representative of an interest factor (1/3)	68,953	70,393	75,107	76,955	81,117	21,786	19,585
Preferred dividends	365	365	365	365	365	91	91

Fixed charges	239,842	227,520	221,584	182,472	179,881	51,944	44,206

Ratio of earnings to fixed charges	1.1x	1.1x	1.3x	1.8x	2.6x	2.0x	2.0x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.